# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pelagos Insurance Capital Ltd, CIK 0001636639
CUSIP: G3398L118
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda (D0), HM08
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001630691

## Reporting persons
- Pine Brook Road Advisors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,367,121; sole dispositive power 0; shared dispositive power 4,367,121; aggregate amount beneficially owned 4,367,121 (5.5% of the class)
- Pine Brook Feal Intermediate, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,367,121; sole dispositive power 0; shared dispositive power 4,367,121; aggregate amount beneficially owned 4,367,121 (5.5% of the class)
- PBRA (Cayman) Company: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,367,121; sole dispositive power 0; shared dispositive power 4,367,121; aggregate amount beneficially owned 4,367,121 (5.5% of the class)
- PBRA, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,367,121; sole dispositive power 0; shared dispositive power 4,367,121; aggregate amount beneficially owned 4,367,121 (5.5% of the class)
- Howard H. Newman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,367,121; sole dispositive power 0; shared dispositive power 4,367,121; aggregate amount beneficially owned 4,367,121 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Pelagos Insurance Capital Ltd
Address of issuer's principal executive offices: Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08

## Item 2. Person Filing
Name of person filing:
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

i) Pine Brook Road Advisors, L.P. ("Advisors");
ii) Pine Brook Feal Intermediate, L.P. ("PBFI");
iii) PBRA (Cayman) Company ("PBRA Cayman");
iv) PBRA, LLC; and
v) Howard H. Newman ("Mr. Newman").

* The Reporting Persons have entered into a Joint Filing Agreement, dated November 13, 2026, a copy of which is attached as Exhibit 1 to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The principal business office for each of the Reporting Persons is 346 Pine Brook Road, Bedford, NY 10506.
Citizenship:
i) Advisors is a Delaware limited partnership;
ii) PBFI is a Cayman Islands exempted limited partnership;
iii) PBRA Cayman is a Cayman Islands exempted company;
iv) PBRA, LLC is a Delaware limited liability company; and
v) Mr. Newman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2026, each of the Reporting Persons may be deemed the beneficial owner of 4,367,121 Common Shares held for the account of PBFI. PBRA Cayman serves as general partner to PBFI. Advisors is a U.S. Securities and Exchange Commission Exempt Reporting Adviser that provides investment advisory services to PBFI. PBRA, LLC serves as general partner of Advisors. Mr. Newman is the managing member of PBRA, LLC. In such capacities, PBRA Cayman, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own the Common Shares held for the account of PBFI.
Percent of class: As of September 30, 2026, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.5% of the Common Shares outstanding. (The beneficial ownership percentage calculation is based on 79,345,285 Common Shares outstanding as of September 30, 2026, as reported by the Issuer in Exhibit 99.2 to its Form 6-K filed with the Securities and Exchange Commission on November 12, 2026).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,367,121
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,367,121

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated November 13, 2026

## Signatures
- Pine Brook Road Advisors, L.P.: /s/ Elan Stukov, Elan Stukov, Vice President and Chief Financial Officer (11/13/2026)
- Pine Brook Feal Intermediate, L.P.: /s/ Elan Stukov, Elan Stukov, Director (11/13/2026)
- PBRA (Cayman) Company: /s/ Elan Stukov, Elan Stukov, Director (11/13/2026)
- PBRA, LLC: /s/ Elan Stukov, Elan Stukov, Vice President and Chief Financial Officer (11/13/2026)
- Howard H. Newman: /s/ Howard H. Newman, Howard H. Newman (11/13/2026)